NEWS RELEASE

Crosshair Announces Annual General and Special Meeting Results

August 30, 2013	(TSX: CXX) (OTCQB: CRHRF)

Crosshair Energy Corporation (TSX: CXX) (OTCQB: CRHRF) (“Crosshair” or the “Company”) reports that the nominees listed in the management information circular for the 2013 Annual General and Special Meeting of shareholders were elected as directors of Crosshair.  Detailed results of the vote for the election of directors held at the Annual General and Special Meeting on August 29, 2013 in Vancouver, B.C., are set out below:

	Votes for	% Votes for	Votes withheld	% Votes withheld
Jim Crawford	5,623,249	83.18	1,137,484	16.82
Stewart Wallis	5,614,684	83.05	1,146,048	16.95
Jay Sujir	5,567,115	82.34	1,193,617	17.66
Chris Healey	5,610,564	82.99	1,150,168	17.01

Shareholders at the Annual General and Special Meeting also approved the appointment of Crosshair’s auditors; the amendments to Crosshair’s stock option plan and all unallocated stock options issuable pursuant to the stock option plan; the change of the name of Crosshair to Jet Metal Corp.; and the consolidation of Crosshair’s common shares.

About Crosshair

Crosshair is active in the exploration and development of uranium and vanadium projects in North America. Its CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the exploration potential of the Company's properties, the proposed consolidation of the Company’s common shares and the proposed change in the name of the Company. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.